Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

March 31, 2022

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars, except share and per share amounts)

(Unaudited)

		Three Months Ended March 31,
	Note	2022	2021
Revenue	4	$402,651	$526,546
Cost of sales	5	(175,011)	(155,644)
Gross margin		227,640	370,902

Operating expenses	6	(65,006)	(56,488)
Corporate administration expenses		(15,620)	(13,043)
Other income (expenses)	19	1,676	(13,177)
Income before finance items and taxes		148,690	288,194

Finance items
Finance income	7	722	1,290
Finance costs	7	(2,731)	(1,635)
		(2,009)	(345)
Income from operations before taxes		$146,681	$287,849

Income and other taxes		247,619	44,300
Income for the year		$394,300	$332,149

Attributable to owners of Turquoise Hill Resources Ltd.		275,218	236,715
Attributable to owner of non-controlling interest		119,082	95,434
Income for the year		$394,300	$332,149

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd.		$1.37	$1.18

Basic weighted average number of shares outstanding (000’s)		201,231	201,231

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31,
	2022	2021
Income for the year	$394,300	$332,149

Other comprehensive income:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	3,757	2,256

Other comprehensive income for the year (a)	$3,757	$2,256

Total comprehensive income for the year	$398,057	$334,405

Attributable to owners of Turquoise Hill	278,975	238,971
Attributable to owner of non-controlling interest	119,082	95,434

Total comprehensive income for the year	$398,057	$334,405

(a) No tax charges and credits arose on items recognized as other comprehensive income in 2022 (2021 - nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31,
	Note	2022	2021

Cash generated from operating activities before interest and tax	16	$122,634	$248,236

Interest received		549	1,175
Interest paid		(809)	(26,511)
Income and other taxes paid	18	(16)	(356,123)

Net cash generated from (used in) operating activities		$122,358	$(133,223)

Cash flows from investing activities
Expenditures on property, plant and equipment		(229,866)	(250,287)
Purchase of put options		-	(29,907)

Cash used in investing activities		$(229,866)	$(280,194)

Cash flows from financing activities
Proceeds from bank overdraft		-	8,500
Payment of lease liability		(2,412)	(129)

Cash (used in) generated from financing activities		$(2,412)	$8,371

Effects of exchange rates on cash and cash equivalents		586	(42)

Net decrease in cash and cash equivalents		$(109,334)	$(405,088)

Cash and cash equivalents - beginning of period		$694,296	$1,123,621
Cash and cash equivalents - end of period		584,962	718,533

Cash and cash equivalents as presented in the consolidated balance sheets		$584,962	$718,533

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	March 31, 2022	December 31, 2021
			(Restated - Note 2 (c)(i))
Current assets
Cash and cash equivalents	8	$584,962	$694,296
Inventories	9	314,423	290,017
Trade and other receivables		33,918	16,119
Prepaid expenses and other assets		104,514	120,715
		1,037,817	1,121,147
Non-current assets
Property, plant and equipment	10	12,323,437	12,049,958
Inventories	9	50,573	60,711
Prepaid expenses	18	348,671	348,671
Deferred income tax assets	13	859,460	602,862
Other financial assets		20,746	16,818
		13,602,887	13,079,020
Total assets		$14,640,704	$14,200,167

Current liabilities
Borrowings and other financial liabilities	11	$395,996	$397,421
Trade and other payables	12	421,760	384,488
Deferred revenue		137,938	149,368
		955,694	931,277
Non-current liabilities
Borrowings and other financial liabilities	11	3,787,642	3,785,358
Deferred income tax liabilities	13	154,373	145,434
Decommissioning obligations	14	160,502	153,662
		4,102,517	4,084,454
Total liabilities		$5,058,211	$5,015,731

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive income		8,120	4,363
Deficit		(3,964,440)	(2,840,896)
Equity attributable to owners of Turquoise Hill		9,031,576	10,151,363
Attributable to non-controlling interest	15	550,917	(966,927)
Total equity		$9,582,493	$9,184,436
Total liabilities and equity		$14,640,704	$14,200,167

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on May 10, 2022 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Three Months Ended March 31, 2022	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling Interest (Note 15)	Total equity

Opening balance	$11,432,122	$1,555,774	$4,363	$(2,840,896)	$10,151,363	$(966,927)	$9,184,436
Income for the year	-	-	-	275,218	275,218	119,082	394,300
Other comprehensive income for the year	-	-	3,757	-	3,757	-	3,757
Waiver of non-recourse loans (Note 15)	-	-	-	(1,398,762)	(1,398,762)	1,398,762	-
Closing balance	$11,432,122	$1,555,774	$8,120	$(3,964,440)	$9,031,576	$550,917	$9,582,493

Three Months Ended March 31, 2021	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling Interest (Note 15)	Total equity

Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
Impacts of change in accounting policy Note 2(c)(i)	-	-	-	13,630	13,630	7,022	20,652
Opening balance (Restated)	$11,432,122	$1,558,834	$1,418	$(3,401,971)	$9,590,403	$(1,141,798)	$8,448,605
Income for the year	-	-	-	236,715	236,715	95,434	332,149
Other comprehensive income for the year	-	-	2,256	-	2,256	-	2,256
Employee share plans	-	(53)	-	-	(53)	-	(53)
Closing balance (Restated)	$11,432,122	$1,558,781	$3,674	$(3,165,256)	$9,829,321	$(1,046,364)	$8,782,957

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at March 31, 2022. Turquoise Hill Resources Ltd. (“Turquoise Hill”) received an unsolicited non-binding proposal from Rio Tinto to acquire, through a plan of arrangement, the approximately 49.2 per cent of the outstanding shares of Turquoise Hill held by its minority shareholders (“Rio Tinto privatisation proposal”). Turquoise Hill’s board of directors has formed a Special Committee of independent directors to review and consider the Rio Tinto privatisation proposal.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The condensed interim consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on May 10, 2022.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at March 31, 2022, the Company had $0.6 billion of available liquidity, consisting of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $82.1 million at March 31, 2022. In addition to obligations in current liabilities, in the next 12 months, the Company has non-cancellable obligations related to power commitments of $64.2 million. The Company’s short-term cash flow forecasts indicate that additional financing will be required to fund its planned activities. In addition to the Company’s liquidity position and cash flow generated from operations, the Company plans to access sources of funding that form part of the Amended and Restated Heads of Agreement (“Amended HOA”) that was signed between the Company and Rio Tinto on January 25, 2022. Access to these sources of funding is considered probable with an equity offering of at least $650 million expected to be completed. The Amended HOA also provides the Company with access to a $300 million short-term secured advance from Rio Tinto, in the period to achievement of sustainable production, which is expected to be accessed in the first half of 2023. The Company also expects to complete re-profiling of its scheduled December 2022 principal repayment under its existing project finance borrowings. The Company continues to review its near-term plans and continues to take steps to achieve operating efficiencies to maximize cash flows from its operations.

The Rio Tinto privatisation proposal, which does not amend the terms of the Amended HOA, includes a statement that Rio Tinto would be prepared to discuss providing Turquoise Hill with the liquidity necessary to operate through completion of the proposed transaction in the event that after reviewing the proposal the Company decides to move forward with the proposed arrangement agreement.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk (continued)

The Company’s short-term cash flow forecasts include the continuing impact of the COVID-19 pandemic. During the three months ended March 31, 2022, COVID-19 cases identified at Oyu Tolgoi have trended downward. Consequently, onsite workforce numbers over the quarter increased to approximately 90% of plan with mobilisation of personnel across multiple work-fronts. The cash flow forecasts include a cumulative $195 million increase to the estimate of underground development capital included in the Definitive Estimate, which includes the currently known, incremental, time-related costs of COVID-19 restrictions. Short-term cash flow forecasts reflect an expected start date for sustainable production for Panel 0 in the first half of 2023, as previously reported, as well as the expected cash requirements of Oyu Tolgoi LLC (“Oyu Tolgoi”) based on latest forecasts of capital and operating costs that remain aligned with the approved 2022 capital and operating plan. These forecasts assume cash inflows from the drawdown of concentrate inventories to target levels point during 2022.

Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts as well as the estimated impact on the timing of cash receipts resulting from the force majeure announced by the Company on March 30, 2021. Force majeure was declared when shipments to Chinese customers were first suspended due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings. Concentrate shipments continued to be impacted by border restrictions in response to COVID-19 in the first quarter of 2022. Force majeure is expected to remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventories to target levels. Turquoise Hill and Oyu Tolgoi have developed a range of contingency plans to continue to manage short-term liquidity, which have been and can be deployed should the COVID-19 impacts on site operations and concentrate shipments persist.

The short-term cash forecasts incorporate the plans that the Company has to access additional sources of funding as contemplated in the Amended HOA. The Company believes that with implementation of the funding plan under the amended HOA it has sufficient liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet requirements of the Company, including its operations and capital expenditures, over the same period.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b)	Areas of judgement and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time the Company’s consolidated financial statements are prepared.

As part of the preparation of these interim consolidated financial statements, the Company assessed whether there was any change in circumstances that may lead to a material impact on the areas of judgement and estimation uncertainty that the Company disclosed in its annual consolidated financial statements for the year ended December 31, 2021. The assessment for the three months ended March 31, 2022 included any potential impact on the Company’s areas of judgement and estimation uncertainty arising from the ongoing impact of COVID-19, including the force majeure that remains in place in connection with customer contracts for concentrate as a result of disruption to Oyu Tolgoi shipments of concentrate to its Chinese customers due to COVID-19 health and safety precautions related to Chinese-Mongolian border crossings. The Company’s assessment also considered the potential impact of the start of underground mining at Oyu Tolgoi, the agreements that accompanied the renewed partnership with the Government of Mongolia, the comprehensive funding arrangement for Oyu Tolgoi that was announced by the Company on January 24, 2022 and the privatization proposal received from Rio Tinto on March 14, 2022. The Company also considered preliminary indications from the 2022 Cost and Schedule update for the underground project that the development capital cost forecast has increased from $6.75 billion to $7.1 billion, including from previously reported COVID-19 related costs.

As at March 31, 2022 and giving consideration for events that took place before the authorization date for the issuance of these condensed interim consolidated financial statements, the Company concluded that there were no events or transactions that materially impacted the areas of judgement and estimation uncertainty included within its annual consolidated financial statements for the year ended December 31, 2021 that could affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures.

(c)	New standards and interpretations adopted

(i)	Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use (“IAS 16 amendment”). This amendment prohibits entities from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in profit or loss in the Consolidated Statement of Income. The amendment applies retrospectively, but only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements. The amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations adopted (continued)

(i)	Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (continued)

The Company adopted the amendment on January 1, 2022 and, accordingly, the information presented for 2021 has been restated. On initial application, $20.7 million of net proceeds from the sale of Oyu Tolgoi underground ore concentrate prior to January 1, 2021 was transferred from capital work in progress to deficit, and a further $54.8 million of net proceeds from the sale of Oyu Tolgoi underground ore concentrate was transferred from capital work in progress to deficit at December 31, 2021 related to sales and cost of sales during the year ended December 31, 2021.

There were no sales of Oyu Tolgoi underground ore concentrate in the three months ended March 31, 2021. Consequently, there was no restatement of the Consolidated Statements of Comprehensive Income or Cash Flows for the three months ended March 31, 2021.

The following tables show the changes to the consolidated balance sheet as at January 1, 2021, March 31, 2021 and December 31, 2021, upon adoption of the IAS 16 amendment:

Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)		January 1, 2021
	Note	As reported	IAS 16 amendment	Restated

Non-current assets
Property plant and Equipment	10	$10,927,512	$20,652	$10,948,164
Equity
Deficit		(3,415,601)	13,630	(3,401,971)
Equity attributable to owners of Turquoise Hill		9,576,773	13,630	9,590,403
Attributable to non-controlling interest	15	(1,148,820)	7,022	(1,141,798)
Total Equity		8,427,953	20,652	8,448,605

Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)		March 31, 2021
	Note	As reported	IAS 16 amendment	Restated

Non-current assets
Property plant and Equipment	10	$11,186,423	$20,652	$11,207,075
Equity
Deficit		(3,178,886)	13,630	(3,165,256)
Equity attributable to owners of Turquoise Hill		9,815,691	13,630	9,829,321
Attributable to non-controlling interest	15	(1,053,386)	7,022	(1,046,364)
Total Equity		8,762,305	20,652	8,782,957

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations adopted (continued)

(i)	Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (continued)

Consolidated Balance Sheets		December 31, 2021
(Stated in thousands of U.S. dollars)		As reported	IAS 16 amendment	Restated
	Note

Non-current assets
Property plant and Equipment		$11,974,480	$75,478	$12,049,958
Equity
Deficit		(2,890,711)	49,815	(2,840,896)
Equity attributable to owners of Turquoise Hill		10,101,548	49,815	10,151,363
Attributable to non-controlling interest		(992,590)	25,663	(966,927)
Total Equity		9,108,958	75,478	9,184,436

The following is the Company’s new accounting policy for Property, Plant and Equipment under IAS16:

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine by governmental authorities has been given, expenditure (including qualifying exploration and evaluation costs) other than on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use. Sales of concentrate, and associated costs of producing concentrate, during the commissioning of a project are recognized in the Consolidated Statement of Income.

Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit. Borrowing costs related to construction or development of a qualifying asset are capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual interest on borrowings incurred, net of any returns on invested funds. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations adopted (continued)

(ii)	Other new standards, and amendments to standards and interpretations

A number of other new standards, and amendments to standards and interpretations, are effective as of January 1, 2022. None of these had a material effect on the consolidated financial statements of the Company. These include:

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
•	Annual Improvements to IFRS Standards 2018–2020
•	Reference to the Conceptual Framework (Amendments to IFRS 3).

(d)	New standards and interpretations not yet adopted

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) are targeted amendments to IAS 12 Income Taxes. The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences, such as lease and decommissioning obligations. As a result, companies may need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. This amendment is effective for the Company’s annual reporting period beginning January 1, 2023, with early adoption permitted. The Company is in the process of assessing the impact of the adoption of this amendment.

A number of other new standards, and amendments to standards and interpretations, are effective as of January 1, 2023. The Company is in the process of assessing the impacts of these new standards which include:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts
•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•	Definition of Accounting Estimates (Amendments to IAS 8).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended March 31, 2022

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$402,651	$-	$402,651
Cost of sales	(175,011)	-	(175,011)

Gross margin	227,640	-	227,640

Operating (expenses) income	(75,565)	10,559	(65,006)
Corporate administration expenses	-	(15,620)	(15,620)
Other income (expenses)	1,921	(245)	1,676

Income (loss) before finance items and taxes	153,996	(5,306)	148,690

Finance items
Finance income	506	216	722
Finance costs	(68,350)	65,619	(2,731)

Income from operations before taxes	$86,152	$60,529	$146,681

Income and other taxes	264,093	(16,474)	247,619

Income for the year	$350,245	$44,055	$394,300

Depreciation and depletion	40,000	29	40,029
Capital additions	317,986	-	317,986
Total assets	14,626,777	13,927	14,640,704

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended March 31, 2022 and 2021, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $91.4 million, $89.6 million, $61.8 million, $59.3 million, and $44.6 million (March 31, 2021 - $86.7 million, $78.8 million, $77.0 million, $64.2 million, and $54.2 million).

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

Revenue and cost of sales associated with underground concentrate that was sold during the three months ended March 31, 2022 were $13.6 million and $3.5 million (March 31, 2021 – nil).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended March 31, 2021

		Corporate

		and other

	Oyu Tolgoi	eliminations	Consolidated

Revenue	$526,546	$-	$526,546
Cost of sales	(155,644)	-	(155,644)

Gross margin	370,902	-	370,902

Operating (expenses) income	(67,713)	11,225	(56,488)
Corporate administration expenses	-	(13,043)	(13,043)
Other expenses	(406)	(12,771)	(13,177)

Income (loss) before finance items and taxes	302,783	(14,589)	288,194

Finance items
Finance income	821	469	1,290
Finance costs	(69,325)	67,690	(1,635)

Income from operations before taxes	$234,279	$53,570	$287,849

Income and other taxes	46,409	(2,109)	44,300

Income for the year	$280,688	$51,461	$332,149

Depreciation and depletion	52,767	29	52,796
Capital additions	321,363	—	321,363
Total assets (Restated - Note 2(c)(i))	13,139,708	554,178	13,693,886

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended March 31, 2022
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:
Copper	$280,514	$9,931	$290,445
Gold	106,001	2,021	108,022
Silver	4,185	(1)	4,184

	$390,700	$11,951	$402,651

	Three Months Ended March 31, 2021
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:
Copper	$309,145	$24,522	$333,667
Gold	193,177	(4,951)	188,226
Silver	5,188	(535)	4,653

	$507,510	$19,036	$526,546

(a) Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended March 31
	2022	2021
Production and delivery	$135,526	$103,450
Depreciation and depletion	39,485	52,194

	$175,011	$155,644

6.	Operating expenses

	Three Months Ended March 31
	2022	2021
Oyu Tolgoi administration expenses	$35,615	$34,085
Royalty expenses	24,937	22,740
Inventory write downs (reversals) (a)	304	(5,126)
Selling expenses	3,606	4,187
Depreciation	544	602

	$65,006	$56,488

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

7.	Finance items

	Three Months Ended March 31
	2022	2021
Finance income:
Interest income	$722	$1,290

	$722	$1,290

Finance costs:
Interest expense and similar charges	$(74,424)	$(73,732)
Amounts capitalized to property, plant and equipment (a)	73,793	73,241
Accretion of decommissioning obligations (Note 14)	(2,100)	(1,144)

	$(2,731)	$(1,635)

(a)	The majority of the finance costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.0% (refer to Note 10).

8.	Cash and cash equivalents

	March 31, 2022	December 31, 2021
Cash at bank and on hand	$145,200	$101,745
Money market funds	40,272	193,243
Other cash equivalents	399,490	399,308

	$584,962	$694,296

9.	Inventories

	March 31, 2022	December 31, 2021
Current
Concentrate	$152,702	148,270
Ore stockpiles	38,257	27,911
Materials and supplies	195,729	185,797
Provision against carrying value of materials and supplies	(72,265)	(71,961)

	$314,423	290,017

Non-current
Ore stockpiles	$50,573	60,711

	$50,573	60,711

During the three months ended March 31, 2022, $175.0 million (2021 - $155.6 million) of inventory was charged to cost of sales (Note 5). During the three months ended March 31, 2022, net write down charges of $0.3 million (2021 – net reversals of $5.1 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three months ended March 31, 2022 and 2021, no inventory with a provision against its carrying value was sold.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Property, plant and equipment

	Oyu Tolgoi
Three Months Ended March 31, 2022	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2022	$693,681	$2,992,594	$8,362,844	$839	$12,049,958
Additions	13,882	-	230,311	-	244,193
Interest capitalized (Note 7)	-	-	73,793	-	73,793
Changes to decommissioning obligations (Note 14)	4,740	-	-	-	4,740
Depreciation for the period	(9,747)	(39,463)	-	(29)	(49,239)
Disposals and write offs	(8)	-	-	-	(8)
Transfers and other movements	-	10,363	(10,363)	-	-

March 31, 2022	$702,548	$2,963,494	$8,656,585	$810	$12,323,437

Cost	1,368,845	5,033,366	9,021,292	1,131	15,424,634
Accumulated depreciation / impairment	(666,297)	(2,069,872)	(364,707)	(321)	(3,101,197)

March 31, 2022	$702,548	$2,963,494	$8,656,585	$810	$12,323,437

	Oyu Tolgoi
Three Months Ended March 31, 2021	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2021	$695,552	$3,011,522	$7,219,502	$936	$10,927,512
Impacts of change in accounting policy Note 2 (c)(i)	-	-	20,652	-	20,652

January 1, 2021 (Restated)	$695,552	$3,011,522	$7,240,154	$936	$10,948,164
Additions	3,916	-	244,206	-	248,122
Interest capitalized (Note 7)	-	-	73,241	-	73,241
Depreciation for the period	(12,723)	(49,700)	-	(29)	(62,452)
Transfers and other movements	-	100,199	(100,199)	-	-

March 31, 2021 (Restated)	$686,745	$3,062,021	$7,457,402	$907	$11,207,075

Cost (restated)	1,307,050	4,968,570	7,822,109	1,131	14,098,860
Accumulated depreciation / impairment	(620,305)	(1,906,549)	(364,707)	(224)	(2,891,785)

March 31, 2021 (Restated)	$686,745	$3,062,021	$7,457,402	$907	$11,207,075

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Borrowings and other financial liabilities

	March 31, 2022	December 31, 2021
Current liabilities:
Project finance facility (a)	$387,561	$387,561
Lease liabilities (b)	8,435	9,860
	$395,996	$397,421

Non-current liabilities:
Project finance facility (a)	$3,773,709	$3,769,783
Lease liabilities (b)	13,933	15,575
	$3,787,642	$3,785,358

(a) Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed to a debt cap of $6.0 billion. In addition to the funding drawn down to date, there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At March 31, 2022, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	March 31, 2022		Original Term (ii)	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)		Pre-completion	Post-completion

International Financial Institutions - A Loan	$777,527	$807,586	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies Loan	866,442	906,671	14 years	LIBOR + 3.65%	LIBOR + 4.65%
	278,405	301,032	13 years	2.3%	2.3%

MIGA Insured Loan (iii)	673,870	701,499	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks - B Loan	1,565,026	1,648,219	12 years	LIBOR + 3.4%	LIBOR + 4.4%
				Includes $50 million 15-year loan at A Loan rate
	$4,161,270	$4,365,007

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Borrowings and other financial liabilities (continued)

(a) Project finance facility (continued)

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At March 31, 2022, these borrowings are stated net of $120.9 million unamortized transaction costs.

The Company has notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

The Company also notified the senior project finance lenders that the commencement of the undercutting for the underground mine in January 2022 may have constituted an event of default under the Common Terms Agreement as a material amendment to the mine plan that existed at the time project finance was secured and could indirectly result in Oyu Tolgoi’s inability to meet the original project completion longstop date specified in the project finance agreements. On May 4, 2022 a waiver of this potential event of default was executed between OT LLC and Sumitomo Mitsui Banking Corporation, in its capacity as Intercreditor agent.

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b)	As at March 31, 2022, lease liabilities are discounted at the weighted average incremental borrowing rate of 7.6% (December 31, 2021 – 7.6%).

12.	Trade and other payables

	March 31, 2022	December 31, 2021
Trade payables and accrued liabilities	$301,916	$320,791
Interest payable on long-term borrowings	45,824	7,280
Payable to related parties (Note 17)	72,429	54,153
Other	1,591	2,264

	$421,760	$384,488

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

13.	Deferred income taxes

	March 31, 2022	December 31, 2021
Deferred tax assets
Non-capital losses	$198,706	$190,203
Other temporary differences including accrued interest	660,754	412,659
	$859,460	$602,862

Deferred tax liabilities
Withholding tax	(154,373)	(145,434)
	$(154,373)	$(145,434)

Adjustments to deferred tax assets: During the three months ended March 31, 2022, the Company recorded an income statement credit of $256.6 million to increase the amount of Mongolian deferred tax assets recognized by $264.1 million, and reduce the amount of Canadian deferred tax assets recognized by $7.5 million. These deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses and temporary differences is assessed at each balance sheet date against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to either record or derecognize deferred tax assets in previous periods. The adjustment to the Mongolian deferred tax asset was primarily due to an overall increase in taxable income which have benefited from higher expected long term commodity prices and changes to the timing of interest payments expected from implementation of the comprehensive financing plan announced on January 24, 2022.

14.	Decommissioning obligations

	Three Months Ended March 31,
	2022	2021
Opening carrying amount	$153,662	$133,964
Changes in estimates	4,740	68
Accretion of present value discount	2,100	1,144
	$160,502	$135,176

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

As at March 31, 2022, estimated future cash expenditures of $363.9 million (December 31, 2021 - $349.7 million) have been discounted from anticipated closure dates that range from 2070 to 2101 (December 31, 2021 - 2070 to 2101) to their present value at a real rate of 1.5% (December 31, 2021 – 1.5%).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

15.	Non-controlling interest

	Non-controlling Interest: Oyu Tolgoi (a) Three Months Ended March 31,
	2022	2021
		(Restated Note 2(c)(i))
Balance, January 1	$(966,927)	$(1,148,820)
Impacts of change in accounting policy - Note 2(c)(i)	-	7,022
Balance, January 1 (Restated)	(966,927)	(1,141,798)
Non-controlling interest’s share of income	119,082	95,434
Common share investments funded on behalf of non-controlling interest (a)	-	20,400
Funded amounts repayable to the Company (a)	-	(20,400)
Waiver of non-recourse loans (a)	1,398,762	-
Balance, March 31	$550,917	$(1,046,364)

(a)

Since 2011, the Company had funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”) by issuing non-recourse loans. In accordance with the Amended and Restated Shareholders Agreement dated September 8, 2011, such funded amounts earned interest at an effective annual rate of LIBOR plus 6.5% and were repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also had the right to reduce the outstanding balance by making payments directly to the Company. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes were treated as transactions between owners acting in their capacity as owners and were therefore accounted for separately and recorded as an offset to noncontrolling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which was recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, was to be recognized when payment of the interest could be reliably determined.

As part of the January 25, 2022 agreements with the Government of Mongolia, the Company waived in full the cumulative $2,363 million non-recourse loan to Erdenes. The loan comprised the amount of equity invested of $1,399 million in Oyu Tolgoi by the Company on behalf of Erdenes to date, plus $964 million of accrued interest as at January 25, 2022, the date that the waiver was formally granted to and acknowledged by Erdenes.

The forgiveness of the associated principal on cancellation of the non-recourse loans is also a transaction between owners acting in their capacity as owners and therefore was recorded as a reduction in equity (increase in Deficit) attributable to owners of Turquoise Hill with a corresponding increase in equity attributable to owners of non-controlling interests. Unrealized interest on the non-recourse loans to Erdenes had not been recognized because management had concluded that payment of the interest could not be reliably determined and, as such, no accounting entries were required for the waiver of interest.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Three Months Ended March 31,
	2022	2021
Income for the period	$394,300	$332,149

Adjustments for:
Depreciation and amortization	40,029	52,796
Finance items:
Interest income	(722)	(1,290)
Interest and accretion expense	2,731	1,635
Unrealized foreign exchange (gain) loss	(2,632)	61
Inventory write down (reversals)	304	(5,126)
Realized and unrealized losses on commodity put options	109	12,882
Income and other taxes	(247,619)	(44,300)
Other items	4,272	1,972

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(21,932)	(30,297)
Trade, other receivables and prepaid expenses	(32,510)	5,894
(Decrease) increase in:
Trade and other payables	(2,266)	21,450
Deferred revenue	(11,430)	(99,590)
Cash generated from operating activities before interest and tax	$122,634	$248,236

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31,
	2022	2021
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$(2,928)	$(14,014)

17.	Related parties

As at March 31, 2022, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2021: 50.8%). The following tables present the condensed interim consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Related parties (continued)

	Three Months Ended March 31,
Statements of Income	2022	2021

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$49	$494
Management services payment (i)	(7,253)	(6,478)
Cost recoveries - Rio Tinto (ii)	(11,914)	(12,886)

Finance costs:
Completion support fee (iii)	(26,763)	(27,035)
	$(45,881)	$(45,905)

	Three Months Ended March 31,
Statements of Cash Flows	2022	2021

Cash generated from operating activities
Interest paid (iii)	$-	$(26,171)

Cash flows from investing activities
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(5,916)	(6,922)

	March 31,	December 31,
Balance Sheets	2022	2021

Prepaid expenses and other assets	$54,962	$81,764
Trade and other payables (Note 12)
Management services payment - Rio Tinto (i)	(25,179)	(14,584)
Cost recoveries - Rio Tinto (ii)	(47,250)	(39,569)
	$(17,467)	$27,611

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Related parties (continued)

(iii)

As part of the project finance agreements (Note 11), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

18.	Commitments and contingencies

(a)	Capital commitments

At March 31, 2022, the Company had capital expenditure commitments of $25.5 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

At March 31, 2022, the Company had power purchase commitments of $64.2 million. These commitments represent minimum non-cancellable obligations.

(b)	Mongolian Tax Assessments

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the “MTA” as a result of a general tax audit for the period covering 2013 through 2015 (“2013 to 2015 Tax Assessment”). In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines, and penalties for accepted items.

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan (“UDP”) and Mongolian Law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the 2013 to 2015 Tax Assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi had proceeded with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the UDP, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (“UNCITRAL”) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

On December 23, 2020, the Company announced that Oyu Tolgoi had received a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2016 and 2018 (“2016 to 2018 Tax Assessment”). The MTA also proposed a $1.4 billion adjustment to the balance of Oyu Tolgoi’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, the Company announced that Oyu Tolgoi had evaluated the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi had given notice of its intention to apply to the Tribunal in the Arbitration for leave to amend its Statement of Claim to include certain matters raised in the 2016 to 2018 Tax Assessment. Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. Oyu Tolgoi’s application to include these matters in the Arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the Statement of Claim, there were certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments which were addressed in local Mongolian tax courts. The Company has expensed certain amounts related to these matters and has also adjusted its loss carry forwards.

In February 2021, Oyu Tolgoi received notices of payment totalling $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on the relevant dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment. In March 2021, Oyu Tolgoi received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on the relevant dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the dates of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities. These payments were recorded within non-current Prepaid expenses and other assets in the consolidated balance sheet, and within Income and other taxes paid in the consolidated statement of cash flows for the three months ended March 31, 2021.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia on February 20, 2020, as amended. Turquoise Hill was not a party to that arbitration, but the GOM Defence and Counterclaim requested that the arbitral tribunal add both Turquoise Hill and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the 2009 Investment Agreement is void.

Turquoise Hill denied the allegations relating to the Company in the GOM Defence and Counterclaim and filed submissions to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

On December 30, 2021, the Parliament of Mongolia passed a resolution (“Resolution 103”) authorizing certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented. On February 11, 2022, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months or until 21 days from when the tribunal receives notice from Oyu Tolgoi LLC or the Government of Mongolia to terminate the suspension. The Company remains committed to continue to work with the Government of Mongolia and Rio Tinto to finalize the outstanding tax matters whether through arbitration or negotiation.

Management remains of the opinion that the tax positions adopted by Oyu Tolgoi in its tax filings were correct and that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the UDP and Mongolian law. In the opinion of the Company, at March 31, 2022, a provision is not required for the amounts disputed by the Company under the suspended arbitration proceedings relating to the years 2013 through 2015. In addition, a provision is not required for the amounts disputed under the suspended arbitration proceedings relating to the years 2016 through 2018, any reduction in available carried forward losses or any additional amounts related to 2019 through March 31, 2022. The final amount of taxes to be paid depends on a number of factors, including the outcome of discussions with the Government of Mongolia and the outcome of the international arbitration proceedings and of negotiations during the suspension of proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

(c)	Power Source Framework Agreement

Oyu Tolgoi is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

On June 26, 2020, Oyu Tolgoi and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine.

On January 26, 2022, Oyu Tolgoi entered into an Electricity Supply Agreement (ESA) with, amongst others, Southern Region Electricity Distribution Network (SOJSC) to provide Oyu Tolgoi with power from the Mongolian grid. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

The ESA has a term of 20 years from the date on which supply commences and provides a pathway to meeting Oyu Tolgoi’s long-term power requirements from domestic power sources.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Commitments and contingencies (continued)

(c)	Power Source Framework Agreement (continued)

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, Oyu Tolgoi will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between the National Power Transmission Grid (NPTG) and the Inner Mongolia Power International Cooperation Company (IMPIC) for a three-year fixed term extension to 2026, potentially followed by an extension to up to 2030, if required (the current agreement expires in July 2023). Some outstanding commercial terms are in the process of being finalised with IMPIC by a dedicated working group established by the Ministry of Energy, which also includes representatives from Oyu Tolgoi LLC and NPTG.

As at March 31, 2022, the Company had no capital commitments related to the PSFA Amendment or to the ESA.

(d)	Class Action Complaints

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. Defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim. As of December 17, 2021, the motion was fully briefed and pending before the Court. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended its claim to include allegations relating to developments arising since the previous amended complaint was filed. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at March 31, 2022
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$40,272	$40,272	$-	$-
Marketable securities (a)	13,080	13,080	-	-
Trade receivables (b)	31,232	-	31,232	-
	$84,584	$53,352	$31,232	$-

	Fair Value at December 31, 2021
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$193,243	$193,243	$-	$-
Marketable securities (a)	9,323	9,323	-	-
Trade receivables (b)	13,645	-	13,645	-
Commodity put options (c)	109	-	109	-
	$216,320	$202,566	$13,754	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Financial instruments and fair value measurements (Continued)

(c)

During the first quarter of 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a price floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including its operations and underground development. In the three months ended March 31, 2022 the Company recognized a loss of $0.1 million (March 31, 2021 – $13.2 million) within Other income (expense) in the consolidated statements of income. All remaining commodity put options had expired at March 31, 2022. Commodity put options were included in level 2 of the fair value hierarchy as the basis of valuation uses quoted prices.